SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/ME 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

GAFISA S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) pursuant to Article 30, item XXII of the CVM Instruction No. 480 and guidelines provided in the Official Circular Letter/CVM/SEP/Nº 03/2019, released on February 28, 2019, by means of its Management hereby publicly informs its shareholders that on August 15, 2019, the Company’s capital increase was approved at the Board of Directors’ Meeting, as follows:

1. Reasons for the Capital Increase and Allocation of Funds.

The Capital Increase aims at raising funds to be allocated within the context of the Strategic Plan, as deliberated at the Company’s Extraordinary Shareholders’ Meeting of April 15, 2019, which has been implemented by the Company’s Management, so that to confer to Gafisa the deserved outstanding position in the Brazilian real estate sector, wherein the Company was always a benchmark.

It also aims at meeting the liquidity demand to deal with short and medium-term  challenges and objectives, maintain the ordinary course of its operations, without compromising obligations then assumed, optimizing Gafisa’s operations, so that to reinforce its ownership structure and improve its net debt/shareholders’ equity ratio, thus, preserving Gafisa’s relevant role in the real estate market.

Referred Capital Increase will not have relevant legal/corporate consequences, since it ensures the preemptive right to the Company’s shareholders, pursuant to provisions of Article 171 of the Brazilian Corporation Law No. 6.404/76, as amended (“Brazilian Corporation Law”).

2. Number of Shares to be Issued and Guaranteed Rights.

Capital shall be increased by means of the issue, for a private subscription of forty-eight million, nine hundred, sixty-eight thousand, one hundred and twenty-four (48,968,124) non-par, registered, book-entry, common shares.

Shares to be issued will fully confer to its holders the same rights, advantages and restrictions conferred by other common shares issued by the Company, as set forth in its Bylaws, inclusive as to receipt of dividends and/or interest on equity to be declared by the Company from the date of their issue (“Shares”).

3. Issue Price per Share.

The issue base value shall be six Reais and fifty-seven centavos (R$6.57) per share, defined based on Article 170, Paragraph 1, item III of Law No. 6.404/76 (“Base Value”), applying a scheduled bonus (discount): (i) fifteen percent (15%) applied over the Base Value in the exercise of preemptive right and unsold shares, at a price of five Reais and fifty-eight centavos (R$5.58) per common share (“Issue Price”), and (ii) in an second step, three percent (3%) in the amount of five Reais and forty-two centavos (R$5.42) per common share, in unsold shares subscription.

3.1 Criterion and justifications for calculation of Base Value and Issue Price

The Company’s Management understands that, among the Issue Price calculation criteria, the one which most appropriately reflects the Company’s share price at this moment, therefore, represents the value closest to the market reality, is the share quote on the stock exchange, as it takes into account the volatility and respective discount due to market conditions.

The share quote on the stock exchange works as a natural reference of a realistic price capable of remaining attractive, as it takes into account the market conditions.

Thus, Management understands that only and exclusively adopting the share quote on the stock exchange criterion, at this moment, would not be inappropriate, since no excessive share volatility occurred.

Therefore, for the share quote, Management adopted the average price, capturing share volatility over the last 30 trading sessions, from 7/2/2019 to 8/14/2019.

Thus, there are elements to justify the single application of pricing criteria provided for in item III, Paragraph 1 of Article 170 of Law No. 6.404/1976, and the bonus (discount) over the Base Value and Issue Price for subscription of Unsold Shares and additional unsold shares, which represents, according to Management’s opinion, the most appropriate way of pricing the Company’s shares, without unjustified dilution of non-participating shareholders.

In addition, Management also analyzed the Independent Analysis Report issued by Eleven Financial Research, which pointed out an issue price similar to the Base Value, by adopting the future profitability forecast criterion. The comparison of this report with Base Value, based on the share quote on stock exchange criterion, applied in this Capital Increase, gave additional cushion to Management that the Base Value and Issue Price do not cause unjustified dilution of former shareholders’ interest and were based on criterion consistent with the Company’s economic and market appraisals.

3.1.1. Reason for discounts on Base Value and Issue Price to the Market Price.

Considering the need of funding by the Company, the bonus (discount) applied in view of market conditions, as authorized by Article 170, Paragraph 1, item III, of Law No. 6.404/76, aims at stimulating the Company’s shareholders adhesion and, at the same time, obtaining from certain investors a guarantee to subscribe part of the Capital Increase.

In this regard, a bonus (discount) was defined at seventeen integers and fifty-five hundredths percent (17.55%), with a scheduled bonus (discount) of fifteen percent (15%) in the exercise of the preemptive right and unsold shares, and applying over such percentage, and in an second step, bonus (discount) of three percent (3%) in the subscription of additional unsold shares.

The initial bonus (discount) of fifteen percent (15%) to define the Issue Price aims at (i) conferring additional incentive for share underwriters in the Capital Increase; (ii) reinforcing the Company’s capital structure to deal with short and medium-term objective challenges to recover the Company’s activities; and (iii) reinforcing the underwriters’ commitment to take part in the Company’s capitalization.

The additional bonus (discount) of three percent (3%) over Issue Price, upon the apportionment of additional unsold shares, besides reaffirming the objectives mentioned above, has as justification to revert to the benefit of shareholders participating in the capital increase, an eventual commission for autonomous agents who would act as brokers of the Company’s shares with potential investors.

In addition, the application of this discount also aimed at providing a firm commitment for subscription of all shares within the scope of the Capital Increase by certain investors.

3.2. Information on the historical evolution of the Company’s share quote at B3 S.A. – Brasil, Bolsa e Balcão (“B3”).

3.2.1. Annual stock prices over the last three years:

a. 2016:

Minimum Stock Price: twenty-three Reais and forty-six centavos (R$23.46);

Maximum Stock Price: forty Reais and four centavos (R$40.04);

Average Stock Price: thirty Reais and fifty-eight centavos (R$30.58).

b. 2017:

Minimum Stock Price: eight Reais and seventy-nine centavos (R$8.79);

Maximum Stock Price: thirty-five Reais and six centavos (R$35.06);

Average Stock Price: fifteen Reais and forty-seven centavos (R$15.47).

c. 2018:

Minimum Stock Price: nine Reais and forty-seven centavos (R$9.47);

Maximum Stock Price: twenty Reais and sixty centavos (R$20.60);

Average Stock Price: thirteen Reais and seven centavos (R$13.07).

3.2.2. Quarterly stock prices over the last two years:

a. 2017:

i. 1st quarter:

Minimum Stock Price: fifteen Reais and ninety-four centavos (R$15.94);

Maximum Stock Price: thirty-five Reais and six centavos (R$35.06);

Average Stock Price: twenty-three Reais and ninety centavos (R$23.90).

ii. 2nd quarter:

Minimum Stock Price: eight Reais and seventy-nine centavos (R$8.79);

Maximum Stock Price: seventeen Reais and thirty-three centavos (R$17.33);

Average Stock Price: twelve Reais and thirty centavos (R$12.30).

iii. 3rd quarter:

Minimum Stock Price: nine Reais and twenty-two centavos (R$9.22);

Maximum Stock Price: twelve Reais and ninety-two centavos (R$12.92);

Average Stock Price: ten Reais and fifty-eight centavos (R$10.58).

iv. 4th quarter:

Minimum Stock Price: eleven Reais and seventy-seven centavos (R$11.77);

Maximum Stock Price: twenty Reais and forty-six centavos (R$20.46);

Average Stock Price: fifteen Reais and eighteen centavos (R$15.18).

b. 2018:

i. 1st quarter:

Minimum Stock Price: nine Reais and forty-seven centavos (R$9.47);

Maximum Stock Price: twenty Reais and sixty centavos (R$20.60);

Average Stock Price: fifteen Reais and thirteen centavos (R$15.13).

ii. 2nd quarter:

Minimum Stock Price: ten Reais (R$10.00);

Maximum Stock Price: thirteen Reais and forty-nine centavos (R$13.49);

Average Stock Price: twelve Reais and three centavos (R$12.03).

iii. 3rd quarter:

Minimum Stock Price: nine Reais and ninety centavos (R$9.90);

Maximum Stock Price: twelve Reais and forty centavos (R$12.40);

Average Stock Price: eleven Reais and forty-four centavos (R$11.44).

iv. 4th quarter:

Minimum Stock Price: eleven Reais and thirteen centavos (R$11.13);

Maximum Stock Price: sixteen Reais and ninety centavos (R$16.90);

Average Stock Price: thirteen Reais and eighty-three centavos (R$13.83).

c. 2019:

i. 1st quarter:

Minimum Stock Price: eight Reais and fifty-four centavos (R$8.54);

Maximum Stock Price: sixteen Reais and ninety-five centavos (R$16.95);

Average Stock Price: twelve Reais and twenty centavos (R$12.20).

ii. 2nd quarter:

Minimum Stock Price: four Reais and seventy-seven centavos (R$4.77);

Maximum Stock Price: eight Reais and thirty-nine centavos (R$8.39);

Average Stock Price: six Reais (R$6.00).

3.2.3. Monthly stock prices over the last six months:

i. Feb/19

Minimum Stock Price: eight Reais and ninety-four centavos (R$8.94);

Maximum Stock Price: fourteen Reais and forty-nine centavos (R$14.49);

Average Stock Price: eleven Reais and three centavos (R$11.03).

ii. Mar/19

Minimum Stock Price: eight Reais and fifty-four centavos (R$8.54);

Maximum Stock Price: ten Reais and three centavos (R$10.03);

Average Stock Price: nine Reais and thirty-five centavos (R$9.35).

iii. Apr/19

Minimum Stock Price: eight Reais and thirty-nine centavos (R$8.39);

Maximum Stock Price: five Reais and seventy-eight centavos (R$5.78);

Average Stock Price: seven Reais and eighteen centavos (R$7.18).

iv. May/19

Minimum Stock Price: four Reais and eighty-six centavos (R$4.86);

Maximum Stock Price: five Reais and sixty-five centavos (R$5.65);

Average Stock Price: five Reais and twenty-five centavos (R$5.25).

v. Jun/19

Minimum Stock Price: four Reais and seventy-seven centavos (R$4.77);

Maximum Stock Price: six Reais and sixty centavos (R$6.60);

Average Stock Price: five Reais and fifty-five centavos (R$5.55).

vi. Jul/19

Minimum Stock Price: six Reais and seventeen centavos (R$6.17);

Maximum Stock Price: seven Reais and fifteen centavos (R$7.15);

Average Stock Price: six Reais and seventy centavos (R$6.70).

3.2.4. Average Stock Price over the last ninety (90) days: five Reais and ninety-four centavos (R$5.94)

4. Capital Stock Increase.

After subscription and full payment of 100% Shares, followed by ratification of Capital Increase, the overall amount of increase shall be up to two hundred, seventy-three million, two hundred, forty-two thousand, one hundred, thirty-one Reais and ninety-two centavos (R$ 273,242,131,92), which shall be fully earmarked to the Company’s capital stock, without quota of overall amount allocated to capital reserve, so that the Company’s capital stock shall increase from the current two billion, six hundred, fifty-three million, five hundred, eighty-four thousand, four hundred, twenty-two Reais and thirty-eight centavos (2,653,584,422.38), divided into seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) non-par, registered, book-entry, common shares, in the assumption of full subscription of shares in the exercise of preemptive right, to two billion, nine hundred, twenty-six million, eight hundred, twenty-six thousand, five hundred, fifty-four Reais and thirty centavos (R$2,926,826,554.30), divided into one hundred and twenty million (120,000,000) non-par, registered, book-entry, common shares.

The new wording of caput of Article 5 of the Company’s Bylaws, reflecting the new capital stock amount and the new number of shares in which the Company’s capital now shall be divided, due to the Capital Increase, shall be appropriately defined, when, once ratified the Capital Increase by the Company’s Board of Directors, the amounts involved in the Capital Increase are known.

5. Payment Conditions.

The shares issued within the scope of the Capital Increase shall be fully paid in cash, in domestic currency, upon subscription.

6. Preemptive Right.

The Company’s shareholders shall be ensured the preemptive right to subscribe new shares within the scope of the Capital Increase, pursuant to Article 171 of Law No. 6.404/76, based on the shareholder position at the Company at the closing of B3’s trading session of August 21, 2019.

In view of the current ownership structure of the Company, each common share shall confer to its holder the right to subscribe 0.722008234 common share issued in the Capital Increase.

Since the subscription right cannot be exercised by holders of the American Depositary Shares Program (“ADSs”), Citibank N.A., in the capacity of depositary institution of the Company’s ADSs Program, shall endeavor commercially reasonable efforts to sell the Preemptive Rights attributable to the holders of ADSs, distributing the proceeds obtained with the sale amongst the holders of ADSs as provided for in the ADSs Deposit Agreement.

6.1. Capital Increase Subscription by Related Parties

New shares may be subscribed by all current Company’s shareholders in the exercise of their preemptive rights, according to their respective interest in the Company’s capital stock, without restrictions.

6.1.1.     Firm Commitment of Subscription and Full Payment

The Company received a firm commitment to subscribe 100% of shares to be issued in the Capital Increase by a group of current shareholders of the Company, by one or more investment funds or other investment vehicles administered or managed thereby, who severally undertook to subscribe and fully pay the total amount of capital increase. Therefore, it is ensured that all shares issued in the capital increase shall be subscribed and fully paid, even if other underwriters do not express interest in eventual unsold shares.

7. Potential Dilution.

Considering that the Company’s shareholders shall be ensured the preemptive right in the subscription of new shares if shareholders fully exercise their respective preemptive rights, the Capital Increase shall not cause any dilution of current shareholders.

In the event shareholders who opted for not exercising the preemptive right in the subscription of new shares, the potential total dilution resulting from the Capital Increase, considering the full exercise of firm commitment for the subscription of Capital Increase shall be 40.81%.

7.1 Management opinion on Capital Increase Effects

The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of historical evolution of the Company’s shares, as well as the Independent Analysis Report issued by Eleven Financial Research made available at CVM’s Net Companies system.

8. Procedures to Exercise the Preemptive Right.

The holders of the Company’s shares shall have their preemptive right in the subscription of new shares, and they may subscribe or assign their preemptive right so that third parties subscribe a number of shares proportional to the ownership interest of these shareholders in the Company.

The term to exercise the preemptive right shall be thirty (30) consecutive days as of August 22, 2019 (inclusive), i.e., until September 20, 2019 (inclusive) (“Preemptive Right Period”). The exercise, with B3, in relation to the shares held under custody, shall observe the terms and operational procedures stipulated by B3.

The Company’s shares acquired from August 22, 2019, inclusive, shall not be entitled to preemptive right in the subscription of Shares by acquiring shareholder and shall be traded ex-subscription rights.

Once observed the procedures established by Itaú Unibanco S.A. (“Itaú”), the financial institution in charge of the Company’s shares bookkeeping and B3, the preemptive right may be exercised from the commencement of the Initial Period of Preemptive Right by shareholders, or by assignees of preemptive right for subscription, and those under custody of B3 shall exercise it through their custody agent, in compliance with the terms and operational procedures stipulated by B3, and those at Itaú by (i) signing the applicable documents in any specialized branch of Itaú, identified in item 10 below (“Specialized Branches”); (ii) submitting the documentation referred to in item 9.1.2 below; and (iii) paying the subscription price and completing the respective subscription list.

9. Share Subscription Procedure and Treatment of Unsold Shares

9.1. Procedures to Subscribe Shares.

9.1.1.   Shares under the custody of Itaú

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right in the subscription of Shares, during the Preemptive Right Period shall go to one of the specialized branches, at Banco Itaú shareholder's services indicated in item 10 hereof.

The Preemptive Right shall be exercised by means of the signature of the subscription list, according to the template made available by Itaú, and the delivery of the documentation described in item 9.1.3 below, which shall be submitted by shareholder or assignee of the Preemptive Right for subscription to exercise his Preemptive Right by means of Itaú Corretora.

Services are provided during business days, from 10:00 a.m. to 4:00 p.m., as of August 22, 2019 (inclusive) and ending on September 20, 2019 (inclusive).

9.1.2.   Shares Under the Custody of B3’s Central Depositary

The holders of subscription rights under the custody of Central Depositary shall exercise respective subscription rights by means of their custody agents and in accordance with the rules stipulated by Central Depositary.

9.2  Procedures to Subscribe Unsold Shares

The issue price of unsold shares shall be the same as indicated in item 3 above, i.e., six Reais and fifty-seven centavos (R$6.57) per share, equally applying the discount of fifteen percent (15%) over the Base Value, totaling the amount of five Reais and fifty-eight centavos (R$5.58) corresponding to the Issue Price.

The subscription amount of additional unsold shares shall correspond to the application of a discount of three percent (3%) over Issue Price, totaling the amount of five Reais and forty-two centavos (R$5.42).

During Preemptive Right Period, the underwriters intending to subscribe unsold Shares of unsubscribed Shares (“Unsold Shares”) shall express in the subscription list, their intention. Within four (4) business days as of the closing of the Preemptive Right Period, the Company shall release a new Notice to Shareholders, by means of which the Company shall inform the apportionment procedures of Unsold Shares to be verified by Itaú. We clarify herein, for the purposes of this present Capital Increase, Unsold Shares shall be those shares not subscribed by the Company’s shareholders due to the non-exercise of Preemptive Right provided for by laws.

In eventual apportionment of Unsold Shares, shareholders expressing their interest in reserving Unsold Shares in the subscription list shall have five (5) business days, according to new Notice to Shareholders to be released on the verification of Unsold Shares, to indicate the percentage of Unsold Shares they intend to subscribe, which cannot exceed the proportional number of Unsold Shares to which each interested shareholder shall be entitled to.

The maximum number of Unsold Shares that each shareholder or assignee of Preemptive Right shall be entitled to subscribe, shall be calculated dividing the quantity of unsold shares by the total number of subscribed shares with the option of participating in the Unsold Shares apportionment and multiplying by the number that certain shareholder or assignee of Preemptive Right subscribed during the Preemptive Right Period, according to the following formula: (total quantity of unsold shares/ total subscribed shares with the option of unsold shares apportionment X quantity of shares subscribed by shareholder or assignee, who opted for the unsold shares apportionment).

In the event total shares, purpose of requests of unsold shares reservation exceeds the number of unsold shares available, a proportional apportionment shall occur among shareholders who expressed interest in subscribing unsold shares, and unsold shares of subscription available shall be apportioned proportionally to the number of shares that these underwriters have subscribed in the exercise of their preemptive rights.

And, as explained above, in light of eventual Unsold Shares available at the end of the process, shareholders and potential shareholders who expressed their firm commitment to subscribe 100% shares to be issued in the Capital Increase, shall proportionally subscribe additional Unsold Shares available at 100%.

Further details on the procedures to exercise the subscription of eventual Unsold Shares and additional Unsold Shares, including the dates to exercise the unsold shares apportionment, shall be released by means of a new Notice to Shareholders.

10. Itaú’s Specialized Branches.

The holders of share subscription rights included in the records of Itaú may exercise the rights mentioned herein in one of the Specialized Branches below. Doubts referring to Itaú may be clarified during business days, from 9:00 a.m. to 6:00 p.m. by means of Investors Exclusive Services, via telephone numbers (5511) 3003-9285 (capital cities and metropolitan regions) or 0800 7209285 (other locations).

Specialized Branch in the City of Rio de Janeiro
Av. Almirante Barroso, 52 – 2º andar, Centro – Rio de Janeiro/RJ

Specialized Branch in the City of São Paulo
R. Boa Vista, 176 – 1º Subsolo, Centro - São Paulo/SP

11. Documentation for Share Subscription and Assignment of Subscription Right.

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right or assign such right, directly or by means of Itaú, shall submit the following documents:

Individuals: (i) identity document; (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of restated charter or bylaws, (ii) corporate taxpayer’s register (CNPJ), (iii) a certified copy of the corporate documents evidencing the powers of subscription list signatory; and (iv) a certified copy of the identity card, individual taxpayer’s register (CPF) and signatory(ies)’s proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, a public proxy instrument with specific powers shall be submitted, accompanied by documents mentioned above, where applicable, of the grantor and attorney-in-fact.

The holders of subscription rights under the custody of B3’s Central Depositary shall exercise their preemptive rights through their custody agents, in observance of the terms stipulated by B3 and the conditions hereof.

The signature of the subscription list shall represent the manifestation of the irrevocable and irreversible will of the underwriter to acquire new subscribed shares, resulting in the underwriter’s irrevocable and irreversible obligation to fully pay for them upon subscription.

12. Ratification of the Capital Increase.

After expiration of the term to subscribe to additional Unsold Shares, the Company’s Board of Directors’ meeting shall be held to ratify the Capital Increase.

13. Credit of shares.

The shares issued shall be credited on the business day following the ratification of the Capital Increase by the Company’s Board of Directors and can be viewed in shareholders’ statements as of the third business day after ratification.

São Paulo, August 15, 2019.

GAFISA S.A.

Roberto Luz Portella
Chief Executive Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer